Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 4, 2008

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on March 4, 2008, entitled "Acquiring major operatorship in Brazil".

Acquiring major operatorship in Brazil

StatoilHydro and Anadarko have signed an agreement whereby StatoilHydro will take over the remaining 50% in the Brazilian Peregrino project. This will give StatoilHydro a 100% working interest and operatorship of the development.

In addition, StatoilHydro is acquiring Anadarko’s 25% interest in the Kaskida discovery in deepwater US Gulf of Mexico.

For these assets StatoilHydro will pay Anadarko USD 1.8 billion, plus a maximum pre-tax value of USD 300 million related to the Peregrino field to be earned by 2020, conditional on future oil prices above pre-defined threshold levels.

“This acquisition strengthens our position in Brazil and adds an important new legacy operatorship to StatoilHydro’s international portfolio. We are establishing leading positions in attractive core areas. This is exactly in line with the strategic roadmap we presented at the Capital Markets Day in January - here focusing on deep water and heavy oil,” says Peter Mellbye, Executive Vice President for International Exploration & Production.

“These assets have an excellent strategic fit both in Brazil and in the Gulf of Mexico where we will utilise our increased oil recovery experiences together with our project management skills for large offshore developments. The transaction underpins our medium and long term production growth by adding significant reserves and resources,” he adds.

The Peregrino field is located in the Campos Basin offshore Brazil. Expected reserves in this heavy oil field are estimated at approximately 500 million barrels, excluding identified upsides. The field is expected to come on stream in 2010, adding new production to StatoilHydro.

StatoilHydro sees a significant upside in the recoverable resources in Peregrino, both by a further increase in today’s 20% recovery factor and by including additional resources outside the Peregrino main field. Additional potential resources were indicated by the high-resolution 3D seismic acquired in 2007, and some of these resources were proven by the new well drilled in 2007 (the 3-PRG-0001-RJS). Additional appraisal wells are required to prove the remaining upside in the southwest and south extensions of the field.

The field is being developed with a Floating Production Storage and Offloading vessel (FPSO) and two platforms. Planned plateau production from the field is to be 100 000 bbls/d which is expected to be reached within the first year of production. The field development plan was submitted and approved in 2007. All development contracts have been entered into and the execution phase of the project has started.  The transaction valuation is based on the latest update on cost and schedule.

Kaskida is one of the largest deep water discoveries in the US Gulf of Mexico in recent years. Operated by BP (55%) and with Devon as the other co-owner (20%), Kaskida is located in block 292 in Keathley Canyon where StatoilHydro already holds several exploration leases. Kaskida adds resources to StatoilHydro and will contribute to long term growth post 2015.

“The Kaskida discovery has significant resource potentials. By leveraging our deepwater technologies, we believe we can add even more value to the discovery. When selling our assets in shallow water in December last year, we announced that we would devote our efforts in deepwater Gulf of Mexico. The Kaskida acquisition fits well in our portfolio and strengthens our position in this core area,” says Mellbye.

The transaction is pending governmental approval both for Peregrino and Kaskida. In addition, the other partners on Kaskida have pre-emption rights within the next 30 days.

A press conference will be held at StatoilHydro’s IB centre in Stavanger at 10:00 Central European time today.

There will be a conference call at 13.30 CET where participants can call in at + 47 800 80 119 (Norway free call) or + 47 230 00 400 (International dial in).

Contacts:

Investor relations:

Lars Troen Sørensen, senior vice president for investor relations,
+ 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)

Geir Bjørnstad, vice president investor relations, USA,
+1 203 978 6950

Media:

Kjersti T Morstøl, media relations manager,
+47 91 78 28 14 (mobile)

Ola Morten Aanestad, vice president for media relations,
+47 48 08 02 12 (mobile)

STATOILHYDRO ASA (Registrant)
Dated: March 4, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer